SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549
____________________________________________________________

                      FORM 12b-25


NOTIFICATION OF LATE FILNG

(Check One):

[x] Form 10-K    [ ] Form 20F  [ ] Form 11-K   [ ] Form 10-Q
[ ]  Form N-SAR for Period Ended:
December 31, 1997

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition report on Form N-SAR
For the Transition Period Ended:__________________________


           Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above,identify the Item (s) to which the notification relates:

              The Notification relates to the entire Form 10-K
____________________________________________________________

Part I--Registrant Information
____________________________________________________________

Full Name of Registrant:

          Iatros Health Network,Inc.

Former Name if Applicable:

           GraceCare Health Systems, Inc.

Address of Principal Executive Office:

            10 Piedmont Center , Suite 400
             Atlanta, Georgia  30305
____________________________________________________________

Part II--Rule 12b-25 (b)  and  (c)
____________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

X         (a)         The reasons described in reasonable
detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X        (b)          The subject annual report, will be
filed on or before the fifteenth calendar day following the prescribed due date; and

X        ( c)        The accountant's statement or other
exhibit required by Rule 12b-25 ( c) has been attached if applicable.

____________________________________________________________

Part III--Narrative

____________________________________________________________

         State below in reasonable detail the reasons why
Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          The Report on Form 10-K will be delayed a few days because the audit for the year ended December 31, 1997 was delayed. The delay in the audit process results principally from the need to assemble audit documentation from multiple disparate sources.
____________________________________________________________

Part IV--Other Information
____________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification

      Joseph Rzepka           (404)           266-3643
____________________________________________________________
       (Name)              (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under
section 13 or 15 (d) of the Securities Act of 1934 or
section 30 of the Investment Company Act of 1940
during the preceding 12 months or for such shorter
period that the registrant was required to file such
report(s) been filed?  If the answer is no, identify
reports(s).
                                    [x] Yes     [ ] No

(3) Is it anticipated that any significant change in
results of operations from the corresponding period
for the last fiscal year will be reflected by the
earnings statements to be included in the subject
report or portion thereof?
                                   [x] Yes     [ ] No

            If so attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company expects to report a net loss for the 1997 fiscal year approximating $13,500,000 upon completion of the ongoing audit examination. This compares to a reported net loss of $10,313,561 in 1996 and reported net income of $3,655,188 in 1995.

          The anticipated loss in 1997 results principally from adjustments throughout the 1997 fiscal year to various recorded assets to realizable values as of December 31,1997.

                Iatros Health Network, Inc.
              _______________________________
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date_______________      By:   /s/  Joseph L. Rzepka
                                    Joseph L. Rzepka
                         Executive Vice President and Chief Financial Officer

Attachment of accountants statement:

                              Asher & Company Ltd.
                                                               March 31, 1998

Mr. Joseph Rzepka
Chief Financial Officer
Iatros Health Network, Inc.
10 Piedmont Center
Suite 400 Atlanta, GA 30305

Dear Mr. Rzepka:

    We are unable at this time to provide you with our independent auditors report on the consolidated financial statements of Iatros Health Network, Inc. for the year ended December 31, 1997 because our audit procedures have not been completed.

                 \s\ Asher & Company, Ltd.
                 \s\ Asher & Company, Ltd.